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January 6, 2015

VIA EDGAR

Mr. Tony Burek

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Voya Variable Portfolios, Inc. (the “Registrant”) Registration Statements on Form N-14 (File Nos. 811-07651 and 333-200581 and 333-200572) (each, an “N-14” and, collectively, the “N-14s”)

Dear Mr. Burek:

This letter responds to a comment you provided to me via telephone on December 30, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”), relating to correspondence the Registrant filed via EDGAR on December 29, 2014 (“Original Correspondence”). The Original Correspondence responded to comments the Staff provided to Kristen Freeman of Voya Investment Management and me on December 19, 2014, with respect to the N-14s the Registrant filed on November 25, 2014 regarding the proposed reorganizations of: (1) Voya Global Resources Portfolio with and into Voya Global Value Advantage Portfolio (“GVA”) (the “Global Resources Reorganization”); and (2) Voya International Value Portfolio with and into GVA (the “International Value Reorganization” and, collectively with the Global Resources Reorganization, the “Reorganizations”). Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the respective N-14s.

In its December 19th comments, the Staff indicated that it interprets Article 11-02(b) of Regulation S-X to require the pro forma financial statements, fee and expense tables, and capitalization tables in each N-14 to reflect both Reorganizations. The Staff requested that the Registrants revise these pro forma items to include information regarding the effect of both Reorganizations combined. In the Original Correspondence, the Registrant indicated that, while it appreciated the Staff’s comment, it determined not to make these revisions. On December 30th, you indicated that the Staff believes that the N-14s would not qualify for automatic effectiveness pursuant to Rule 488 under the Securities Act of 1933 (“Securities Act”) unless the Registrants make these revisions.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Tony Burek January 6, 2015 Page 2

In response, the Registrant filed a delaying amendment pursuant to Rule 473 under the Securities Act with regard to each N-14 on December 31, 2014. The Registrant intends to file a Pre-Effective Amendment to each N-14 containing the pro forma revisions the Staff has requested on or about January 7, 2015, and anticipates requesting accelerated effectiveness of the amended N-14s pursuant to Rule 461 of the Securities Act in connection with the filing of these Amendments.

Should you have any questions or comments regarding this letter, please contact me at 202.261.3314 or Kristen Freeman of Voya Investment Management at 480.477.2650.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

Dechert LLP

Admitted in NC only. Practice is supervised by principals of the firm who are members of the DC bar.

cc:	Huey P. Falgout, Jr., Esq. Kristen Freeman, Esq.